UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-8327

REPORT FOR PERIOD

April 1, 2005 to June 30, 2005

PURSUANT TO RULE 24

In the matter of:

AEP UTILITIES, INC., ET AL

        This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by AEP Utilities, Inc.  Under HCAR 35-26250 dated March 14, 1995, it is required that AEP Texas Central Company (TCC), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and AEP Texas North Company (TNC)  (the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period April 1, 2005 through June 30, 2005.

The requested information for the second quarter of 2005 is as follows:

	PSO	SWEPCO	TCC	TNC	TOTAL

LIST OF MUNICIPALITIES TO
WHICH SERVICES WERE PROVIDED	None	None	None	None	None

AMOUNT OF REVENUES
RECEIVED	None	None	None	None	None

EXPENSES INCURRED	None	None	None	None	None

S I G N A T U R E

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the following utilities have duly caused this report to be signed on their behalf on this 10th day of August 2005.

AEP Texas Central Company

Public Service Company of Oklahoma

Southwestern Electric Power Company

AEP Texas North Company

/s/  Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
AEP Service Corporation